UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2014

Commission File Number: 001-36322

LUMENIS LTD.
 (Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Effective as of 8:00 A.M. (EST), on August 26, 2014, each one (1) ordinary share, par value NIS 0.85 per share (“Ordinary Shares”), of Lumenis Ltd. (the “Company”), shall be reclassified as one (1) ordinary B share, par value NIS 0.85 per share (“Ordinary B Shares”), of the Company (the “Reclassification”).

The Reclassification shall be effected automatically and all of the share certificates representing Ordinary Shares shall be automatically void, without any action (including exchange of share certificates) required on the part of the holders of the Ordinary Shares. The Ordinary B Shares are listed for trading on the NASDAQ Global Select Market under the symbol “LMNS”.

The information set forth in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8, Registration Nos. 333-148460, 333-189077, 333-196448, and 333-196449, and is to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.

Date: August 26, 2014	By:	/s/ Ophir Yakovian Name: Ophir Yakovian Title: Chief Financial Officer